Exhibit 99.3

PRF Technologies Provides First Half 2026 Business Update Highlighting

Significant Progress Across Healthcare and AI Energy Business

•        FDA cleared the IND for OcuRing™-K, enabling a U.S. multi-center Phase II trial in cataract surgery with patient enrollment expected in the second half of 2026

•        PRF-110 matched an approved, commercially available benchmark on 72-hour analgesic activity using a ropivacaine-only, NSAID-free formulation

•        DeepSolar validated Predict™, unveiled GridFeed™ and expanded into battery storage, backed by a substantially strengthened balance sheet

•        Company ended June with approximately $11.6 million in cash, short term deposits and cash equivalents, nearly triple year-

end 2025 levels.

Tel Aviv – September 3, 2026 — PRF Technologies Ltd. (Nasdaq: PRFX) (“PRF” or the “Company”) today reported its financial results for the six months ended June 30, 2026, and provided a business update.

First Half 2026 and Recent Highlights

•	Received FDA clearance of the Investigational New Drug (IND) application for OcuRing™-K, enabling initiation of a multi-center Phase II clinical trial in the United States in patients undergoing cataract surgery, with patient enrollment expected in the second half of 2026.

•	Reported that PRF-110 demonstrated sustained 72-hour analgesic activity comparable to ZYNRELEF®, an approved, commercially available extended-release benchmark, in a validated porcine post-operative pain model, using a ropivacaine-only, NSAID-free formulation.

•	Reported expanded results from the same head-to-head study showing slower systemic absorption, enhanced local tissue retention and sustained exposure for PRF-110, supporting its development as a single-administration, long-acting post-surgical analgesic being developed as a potential non-opioid option for the management of post-surgical pain.

•	Entered a commercial collaboration with Blade Ranger to pursue potential enterprise DeepSolar engagements, each with a minimum scope of 150 MW, across utility-scale solar portfolios.

•	Strengthened the balance sheet to approximately $11.6 million in cash, short term deposits and cash equivalents as of June 30, 2026, providing PRF with substantially greater flexibility to advance its strategic plan.

•	Validated DeepSolar Predict™ using real-world European utility-scale production, weather and market data across day-ahead and intraday scenarios, a key technical milestone ahead of planned commercial launch.

•	Expanded DeepSolar Predict™ with Battery-to-Revenue Intelligence, extending the platform's AI-driven optimization from solar generation into battery energy storage, a growing segment of global energy infrastructure investment. The platform is designed to address solar, wind and storage assets.

•	Unveiled GridFeed™, PRF's AI-driven platform for renewable energy trading, market participation and revenue optimization, built on the DeepSolar Predict engine. DeepSolar will showcase GridFeed at Energy Trading Week Europe 2026, September 24–25, 2026 in London, before an expected audience of more than 2,500 energy trading professionals.

•	Joined the NVIDIA Connect program, supporting continued development of DeepSolar's AI capabilities.

•	Began generating revenue from DeepSolar's commercial engagements, which include a SaaS agreement with Shikun & Binui Energy at the 71 MW Satu Mare photovoltaic site in Romania and a first commercial due diligence engagement with EDF Power Solutions Israel.

•	Reduced general and administrative expenses by approximately 39% year-over-year while nearly tripling research and development expenses, reflecting a shift in resources of capital from administrative overhead toward the Company's clinical and commercial programs.

Efraim Cohen-Arazi, Interim Chief Executive Officer of PRF Technologies, commented, “The first half of 2026 delivered two important advances for the Company: a significant regulatory milestone and compelling comparative data. The FDA cleared our IND for OcuRing™-K, which enables us to advance a drop-less, single-application ocular therapy into a multi-center Phase II clinical trial in the United States, with enrollment expected in the second half of this year. Cataract surgery is one of the most commonly performed procedures in the world, and post-operative care continues to rely largely on complex eye-drop regimens with well-documented compliance challenges. We believe OcuRing™-K is designed to address that need directly.”

“In a head-to-head preclinical study, PRF-110 demonstrated 72-hour analgesic activity comparable to an approved, commercially available product, using a ropivacaine-only, NSAID-free formulation,” Mr. Cohen-Arazi continued. “Expanded results from the same study showed slower systemic absorption and enhanced retention at the surgical site. In a market where reducing reliance on opioids remains a clinical and public health priority, PRF-110 being developed as a potential non-opioid option for the management of post-surgical pain, which we believe represents a differentiated profile worth advancing.”

“In energy, DeepSolar continued to convert its technology into commercial progress,” Mr. Cohen-Arazi added. “We validated Predict using real-world European market data, extended the platform into battery storage, joined the NVIDIA Connect program, unveiled GridFeed and entered into a collaboration with Blade Ranger targeting enterprise engagements of at least 150 MW each. We are also generating revenue from commercial engagements with counterparties such as Shikun & Binui Energy and EDF Power Solutions Israel.”

“We achieved this while reducing general and administrative expenses by approximately 39% and nearly tripling our expenses in research and development, supported by a materially stronger balance sheet,” Mr. Cohen-Arazi concluded. “This reflects a deliberate reallocation of capital from administrative overhead toward the programs we believe will create long-term value. We enter the second half of 2026 with what we believe are two distinct value drivers, a Phase II clinical trial expected to begin enrolling and the financial resources to execute.”

Healthcare Business Update

PRF's healthcare portfolio advanced on two fronts during the first half of 2026, including the Company's most significant regulatory milestone to date in ophthalmology.

In April 2026, PRF and its majority-owned subsidiary LayerBio, Inc. announced that the U.S. Food and Drug Administration had cleared the Company's IND application for OcuRing™-K, enabling initiation of a Phase II clinical trial in patients undergoing cataract surgery. The Company expects to conduct a multi-center Phase II trial in the United States evaluating pain, inflammation and safety following cataract surgery, with patient enrollment expected in the second half of 2026 following trial-startup activities.

OcuRing™-K is a patent-protected, bio-erodible intraocular ring designed to deliver ketorolac through a single intraoperative application, providing sustained, localized drug release at the surgical site and potentially eliminating the need for complex post-surgical eye-drop regimens that can burden patients and contribute to inconsistent compliance. Previously reported preclinical studies and a Phase I clinical evaluation demonstrated a favorable safety profile, with no treatment-related serious adverse events observed. PRF has previously highlighted that the broader LayerBio ocular platform may support additional ophthalmic applications over time, including other NSAID, steroid, antibiotic and anti-VEGF opportunities.

On the post-operative pain side, in May 2026 the Company reported that PRF-110 demonstrated sustained 72-hour analgesic activity comparable to ZYNRELEF® (bupivacaine and meloxicam extended-release solution), an approved, commercially available extended-release product, in a head-to-head study conducted in a validated porcine post-operative pain model. Notably, PRF-110 achieved this profile using a ropivacaine-only, NSAID-free extended-release formulation. Both products reduced pain-related measures, PRF-110 maintained comparable efficacy at later timepoints, and safety and local tolerability were consistent with prior preclinical experience, with no unexpected findings.

In June 2026, PRF reported expanded results from the same study, showing slower systemic absorption, enhanced local tissue retention and sustained exposure for PRF-110. The Company believes these results further validate its proprietary extended-release delivery platform and support the continued development of PRF-110 as a single-administration, long-acting post-surgical analgesic designed to reduce reliance on opioids.

DeepSolar Business Update

DeepSolar advanced materially during the first half of 2026, progressing from initial commercial deployment toward a broader AI-driven energy optimization and trading platform.

In March 2026, PRF announced a commercial collaboration agreement with Blade Ranger intended to accelerate deployment of the DeepSolar platform across utility-scale solar portfolios. The agreement targets multiple enterprise engagements, each with a minimum scope of 150 MW, expanding DeepSolar's integration for forecasting, diagnostics and performance optimization with large operators and investors.

In July 2026, DeepSolar announced that it had successfully validated DeepSolar Predict™, its AI-driven renewable energy revenue optimization platform, using real-world European utility-scale production, weather and market data across day-ahead and intraday scenarios. Predict is designed to help renewable energy operators move beyond production monitoring and standalone forecasting to real-time revenue optimization by combining weather intelligence, AI forecasting, storage orchestration and market decision support across solar, wind and battery storage assets. The Company subsequently expanded the platform with Battery-to-Revenue Intelligence, linking storage availability, operating constraints and market conditions into decision-support workflows that inform when to store, dispatch or preserve battery capacity.

The Company also unveiled GridFeed™, an AI-driven platform for renewable energy trading, market participation and revenue optimization built on the DeepSolar Predict engine. DeepSolar will showcase GridFeed at Energy Trading Week Europe 2026, taking place September 24–25, 2026 at the Business Design Centre in London, an event expected to attract more than 2,500 energy trading professionals, where the Company plans to present to traders, asset owners, operators and balancing responsible parties, join an industry panel and hold meetings with prospective customers and partners. DeepSolar was also accepted into the NVIDIA Connect program, supporting continued development of its AI capabilities.

These developments build on a commercial base established in 2025 and early 2026, including a strategic pilot with Econergy at a 92 MW photovoltaic plant in Romania that advanced into DeepSolar's first commercial customer agreement, a SaaS agreement with Shikun & Binui Energy beginning with the 71 MW Satu Mare photovoltaic site in Romania, a first commercial due diligence engagement with EDF Power Solutions Israel through the Company's Smart TDD service, and the filing of PRF's first DeepSolar patent application covering plant-level micro-climate forecast modeling designed to improve production forecast accuracy. The Company began recognizing revenue from these commercial engagements during the first half of 2026.

PRF believes DeepSolar is positioned at the intersection of several favorable trends, including growth in utility-scale solar deployment, accelerating deployment of grid-scale battery storage, rising operational complexity across renewable-energy assets, and increasing demand for analytics-driven forecasting, trading and technical due diligence tools.

Financial Results for the Six Months Ended June 30, 2026

Research and development expenses were approximately $0.8 million for the six months ended June 30, 2026, compared to approximately $0.3 million for the six months ended June 30, 2025. The increase was primarily due to expanded activity in the Company's Solar segment together with increased clinical development activity at LayerBio, Inc.

General and administrative expenses were approximately $1.2 million for the six months ended June 30, 2026, compared to approximately $1.9 million for the six months ended June 30, 2025, a decrease of approximately $0.8 million, or 39%. The decrease was primarily due to lower consulting, legal and share-based compensation expenses.

Financial expenses, net, were approximately $0.4 million for the six months ended June 30, 2026, compared to financial income, net, of approximately $0.05 million for the six months ended June 30, 2025. The change was primarily due to costs incurred in connection with the Company's equity line facilities during the current period.

Net loss attributable to shareholders of the Company was approximately $2.8 million for the six months ended June 30, 2026, compared to approximately $2.3 million for the six months ended June 30, 2025.

As of June 30, 2026, the Company had approximately $11.6 million in cash, cash equivalents, short-term deposits and restricted cash, and positive working capital of approximately $9.5 million, compared to approximately $4.2 million in cash, cash equivalents, short-term deposits and restricted cash and positive working capital of approximately $1.9 million as of December 31, 2025. Total equity was approximately $16.5 million as of June 30, 2026, compared to approximately $9.3 million as of December 31, 2025, and total equity attributable to shareholders of the Company was approximately $15.9 million as of June 30, 2026, compared to approximately $8.5 million as of December 31, 2025. In May 2026, the Company raised $10.0 million in gross proceeds under a standby equity purchase agreement through the issuance of 2,152,798 ordinary shares.

The Company's Report on Form 6-K for the six months ended June 30, 2026, including its unaudited condensed consolidated financial statements and its operating and financial review, has been furnished to the U.S. Securities and Exchange Commission at https://www.sec.gov/ and posted on the Company's investor relations website at https://prf-tech.com/investors.

About PRF Technologies

PRF Technologies (Nasdaq: PRFX) is a company focused on the reformulation of established therapeutics, and a developer of AI-driven energy optimization technologies through its DeepSolar platform. The Company's pharmaceutical programs leverage a proprietary extended-release drug-delivery system intended to provide prolonged post-surgical pain relief while minimizing the need for repeated dosing and reducing reliance on opioids. Through DeepSolar, PRF also delivers advanced software solutions that enable both consumers and enterprises to monitor, forecast, and optimize energy consumption - particularly in solar-integrated environments. This dual business model reflects PRF's strategic commitment to applying precision technology across high-impact sectors including healthcare and sustainable energy. For more information, please visit www.prf-tech.com.

Notice Regarding Forward-Looking Statements

This press release contains forward-looking statements about PRF's expectations, beliefs and intentions including with respect to statements related to the development, regulatory progress, clinical advancement and commercialization of OcuRing™-K and PRF-110; the initiation, timing, conduct and outcomes of planned clinical trials; the potential benefits, safety, efficacy and market opportunity of the Company's product candidates and technologies; the commercialization, customer adoption, revenue generation and growth prospects of DeepSolar and its solutions, including Predict and GridFeed; the expected benefits of strategic collaborations and partnerships; the Company's participation in industry events and resulting business opportunities; the Company's business strategy, growth initiatives and future operational plans; the sufficiency of the Company's capital resources and financial position; and the Company's future performance, prospects and opportunities. Forward-looking statements can be identified by the use of forward-looking words such as “believe”, “expect”, “intend”, “plan”, “may”, “should”, “could”, “might”, “seek”, “target”, “will”, “project”, “forecast”, “continue” or “anticipate” or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. Preclinical results are not necessarily predictive of results in human clinical trials, and IND clearance does not guarantee that any clinical trial will be initiated, completed or successful. These forward-looking statements are based on assumptions and assessments made in light of management's experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate. Forward-looking statements in this press release are made as of the date of this press release, and we undertake no duty to update or revise any such statements, whether as a result of new information, future events or otherwise. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties, many of which are outside of our control. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the following: the Company's history of losses and need for additional capital to fund its operations and its ability to obtain additional capital on acceptable terms, or at all; the Company's dependence on the success of its initial product candidates, including OcuRing™-K, and the commercialization of the DeepSolar solution; the outcomes of preclinical studies, clinical trials and other research regarding OcuRing and PRF-110; the Company's limited experience managing clinical trials; the Company's ability to retain key personnel and recruit additional employees; the Company's reliance on third parties for the conduct of clinical trials, product manufacturing and development; the impact of competition and new technologies; the Company's ability to comply with regulatory requirements relating to the development and marketing of its product candidates; the Company's ability to establish and maintain strategic partnerships and other corporate collaborations; the implementation of the Company's business model and strategic plans for its business and product candidates; the scope of protection the Company is able to establish and maintain for intellectual property rights covering its product candidates and its ability to operate its business without infringing the intellectual property rights of others; the overall global economic environment; the Company's ability to maintain compliance with Nasdaq’s continued listing requirements, including the minimum shareholders’ equity and minimum Market Value of Listed Securities (MVLS) requirements, and to maintain the listing of its ordinary shares on Nasdaq; the Company's ability to develop an active trading market for its ordinary shares and whether the market price of its ordinary shares is volatile; and the impact of the political and security situation in Israel on the Company's business, including as a result of the current security situation in Israel. More detailed information about the risks and uncertainties affecting us is contained under the heading “Risk Factors” included in the Company's most recent Annual Report on Form 20-F and in other filings that we have made and may make with the Securities and Exchange Commission in the future.

Contact:

Crescendo Communications, LLC

Tel: 212-671-1021

Email: prfx@crescendo-ir.com

Dr. Ehud Geller, Chairman

PRF Technologies Ltd.

Tel: +972-54-4236711

Email: egeller@medicavp.com